SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                  Under the Securities and Exchange Act of 1934

                              (Amendment No. ___)*

                             Baltic Trading Limited
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    Y0553W103
                                 (CUSIP Number)

                                 March 10, 2010

             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)



                              (Page 1 of 11 Pages)

----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0553W103                 13G                    Page 2 of 11 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                         Duke Buchan III

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 1,100,000
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 1,100,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 1,100,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 6.6%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Y0553W103                 13G                    Page 3 of 11 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                         Hunter Global Investors L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 1,100,000
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 1,100,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 1,100,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 6.6%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Y0553W103                 13G                    Page 4 of 11 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                         Hunter Global Associates L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 313,610
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 313,610
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 313,610
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 1.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Y0553W103                 13G                    Page 5 of 11 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                         Hunter Global Investors Fund I L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 313,610
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 313,610
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 313,610
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (9)
                                                 1.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Y0553W103                 13G                   Page 6 of 11 Pages


Item 1(a).     Name of Issuer:

               The name of the issuer is Baltic Trading Limited (the
"Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The Issuer's principal executive offices are located at 299 Park Avenue, 20th Floor, New York, New York 10171

Item 2(a).     Name of Person Filing:

               This statement is filed by:
                    (i) Duke Buchan III ("Mr. Buchan") (IN), who is the managing member of Associates (defined below) and who controls Investors (defined below) through its general partner, with respect to the shares of Common Stock (defined in Item 2(d) below) beneficially owned by Hunter Global Investors Fund I L.P. ("Fund I"), Hunter Global Investors Offshore Fund Ltd., a Cayman Islands exempted company ("Off"), Hunter Global Investors SRI Fund Ltd., a Cayman Islands exempted company ("SRI"), and Triton 250 Ltd., a Cayman Islands exempted company ("Triton"), collectively.
                    (ii) Hunter Global Investors L.P., a Delaware limited
                         partnership ("Investors") (IA) that is the investment manager of Fund I, Off, SRI, and Triton, with respect to the shares of Common Stock beneficially owned by Fund I, Off, SRI, and Triton, collectively.
                   (iii) Hunter Global Associates L.L.C., a Delaware limited
                         liability company ("Associates") (OO) that is the general partner of Fund I, with respect to the shares of Common Stock beneficially owned by Fund I.
                    (iv) Fund I, a Delaware limited partnership (PN), with
                         respect to the shares of Common Stock beneficially owned by it.

                    The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate person.

Item 2(b).     Address of Principal Business Office or, if none, Residence

     The address of the business office of each of the Reporting Persons is 485 Madison Avenue, 22nd Floor, New York, New York 10022.

CUSIP No. Y0553W103                 13G                   Page 7 of 11 Pages

Item 2(c).     Citizenship

     Fund I and Investors are each limited partnerships organized under the laws of the State of Delaware. Associates is a limited liability company organized under the laws of the State of Delaware. Mr. Buchan is a United States citizen.

Item 2(d).     Title of Class of Securities

     Common Stock (the "Common Stock").

Item 2(e).     CUSIP Number

         Y0553W103

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:  NOT APPLICABLE

          (a) [ ] Broker or dealer registered under Section 15 of the Act,
          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
          (e) [ ] Investment Adviser in accordance with Rule 13d-1
                  (b)(1)(ii)(E),
          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     The percentages used in this Item 4 are calculated based upon 16,766,000 shares of Common Stock issued and outstanding as reported on the S-1/A filed by the Issuer with the Commission on March 9, 2010.

     A. Duke Buchan III, as senior managing member of Hunter Global Associates L.L.C., and as the sole member of the general partner of Hunter Global Investors L.P.
          (a) Amount beneficially owned: 1,100,000
          (b) Percent of class: 6.6%

CUSIP No. Y0553W103                 13G                   Page 8 of 11 Pages

          (c) (i) Sole power to vote or direct the vote: -0-
             (ii) Shared power to vote or direct the vote: 1,100,000
            (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the disposition: 1,100,000

     B. Hunter Global Investors L.P., as investment manager of Hunter Global Investors Fund I L.P., Hunter Global Investors Offshore Fund Ltd., Hunter Global Investors SRI Fund Ltd., and Triton 250 Ltd.

          (a) Amount beneficially owned: 1,100,000
          (b) Percent of class: 6.6%
          (c) (i) Sole power to vote or direct the vote: -0-
             (ii) Shared power to vote or direct the vote: 1,100,000
            (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the disposition: 1,100,000

     C. Hunter Global Associates L.L.C., as general partner of Hunter Global Investors Fund I L.P.
          (a) Amount beneficially owned: 313,610
          (b) Percent of class: 1.9%
          (c) (i) Sole power to vote or direct the vote: -0-
             (ii) Shared power to vote or direct the vote: 313,610
            (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the disposition: 313,610

     D.   Hunter Global Investors Fund I L.P.
          (a) Amount beneficially owned: 313,610
          (b) Percent of class: 1.9%
          (c) (i) Sole power to vote or direct the vote: -0-
             (ii) Shared power to vote or direct the vote: 313,610
            (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the disposition: 313,610

CUSIP No. Y0553W103                 13G                   Page 9 of 11 Pages


Item 5. Ownership of Five Percent or Less of a Class

              Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

              Mr. Buchan, the senior managing member of Associates and the sole member of the general partner of Investors, has the power to direct the affairs of Associates, Investors, Fund I, Off, SRI, and Triton, including decisions with respect to the disposition of proceeds from the sale of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable.

Item 8.  Identification and Classification of Members of the Group

              The identity of each member of the group is set forth above under
Item 2(a) and Item 4.

Item 9.  Notice of Dissolution of Group

              Not applicable.

CUSIP No. Y0553W103                 13G                   Page 10 of 11 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 19, 2010         By:  /s/ Duke Buchan III
                                    ------------------------------------
                                    Duke Buchan III, individually and (a) as
                                    Senior Managing Member of Hunter Global
                                    Associates L.L.C., for itself and as the
                                    general partner of Hunter Global Investors
                                    Fund I L.P. and (b) as Managing Member of
                                    Hunter Global Capital Management L.L.C.,
                                    as the general partner of Hunter Global
                                    Investors L.P.

CUSIP No. Y0553W103                 13G               Page 11 of 11 Pages

                                 EXHIBIT 1

                         JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)


     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  March 19, 2010          By:  /s/ Duke Buchan III
                                     -----------------------------------------
                                     Duke Buchan III, individually and (a)
                                     as Senior Managing Member of Hunter Global
                                     Associates L.L.C., for itself and as the
                                     general partner of Hunter Global Investors
                                     Fund I L.P. and (b) as Managing Member of
                                     Hunter Global Capital Management L.L.C.,
                                     as the general partner of Hunter Global
                                     Investors L.P.